UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

CDK GLOBAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

12508E101

(CUSIP Number)

Amit Malhotra

Sachem Head Capital Management LP

399 Park Avenue, 32nd Floor

New York, New York 10022

212-714-3300

With a Copy to:

Stephen Fraidin, Esq.

Richard M. Brand, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

212-446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12508E101	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON Sachem Head Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,647,333
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,647,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,647,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.88%
14	TYPE OF REPORTING PERSON IA

(1)	Calculated based on 160,500,000 shares of the Common Stock, $0.01 par value, of CDK Global, Inc., outstanding as of September 29, 2014, as reported by approximation in CDK Global, Inc.’s report on Form 8-K filed on October 1, 2014.

CUSIP No. 12508E101	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON Uncas GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,647,333
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,647,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,647,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.88%
14	TYPE OF REPORTING PERSON OO

(2)	Calculated based on 160,500,000 shares of the Common Stock, $0.01 par value, of CDK Global, Inc., outstanding as of September 29, 2014, as reported by approximation in CDK Global, Inc.’s report on Form 8-K filed on October 1, 2014.

CUSIP No. 12508E101	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON Sachem Head GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,647,333
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,647,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,647,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.88%(3)
14	TYPE OF REPORTING PERSON OO

(3)	Calculated based on 160,500,000 shares of the Common Stock, $0.01 par value, of CDK Global, Inc., outstanding as of September 29, 2014, as reported by approximation in CDK Global, Inc.’s report on Form 8-K filed on October 1, 2014.

CUSIP No. 12508E101	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON Scott D. Ferguson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,647,333
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,647,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,647,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.88%(4)
14	TYPE OF REPORTING PERSON IN

(4)	Calculated based on 160,500,000 shares of the Common Stock, $0.01 par value, of CDK Global, Inc., outstanding as of September 29, 2014, as reported by approximation in CDK Global, Inc.’s report on Form 8-K filed on October 1, 2014.

CUSIP NO. 12508E101	SCHEDULE 13D	Page 6 of 10

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of CDK Global, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 1950 Hassell Road, Hoffman Estates, Illinois 60169.

As of October 27, 2014, the Reporting Persons (defined below) beneficially owned an aggregate of 12,647,333 shares of Common Stock (which include 4,947,333 notional shares of Common Stock underlying physically-settled total return swaps), representing approximately 7.88% of the outstanding shares of Common Stock of the Issuer. The Reporting Persons also have additional economic exposure to approximately 3,152,667 notional shares of Common Stock under certain cash-settled total return swaps, bringing their total aggregate economic exposure to 15,800,000 shares of Common Stock, representing approximately 9.84% of the outstanding shares of Common Stock of the Issuer.

ITEM 2.	IDENTITY AND BACKGROUND

(a) , (f) This statement is being filed by:

(i)	Sachem Head Capital Management LP, a Delaware limited partnership (“Sachem Head”);

(ii)	Uncas GP LLC, a Delaware limited liability company (“SH Management”);

(iii)	Sachem Head GP LLC, a Delaware limited liability company (“Sachem Head GP”); and

(iv)	Scott D. Ferguson, a citizen of the United States of America (together with Sachem Head, SH Management and Sachem Head GP, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of October 27, 2014, a copy of which is attached hereto as Exhibit 99.1.

(b)

The address of the principal business and principal office of each of the Reporting Persons is 399 Park Avenue, 32nd Floor, New York, New York 10022.

(c)

Sachem Head’s principal business is to serve as investment advisor to certain affiliated funds.

SH Management’s principal business is to serve as the sole general partner of Sachem Head.

Sachem Head GP’s principal business is to serve as the general partner of Sachem Head LP, a Delaware limited partnership (“SH”), Sachem Head Master LP, an exempted limited partnership organized under the laws of the Cayman Islands (“SH II”) and SH Sagamore Master LP, an exempted limited partnership organized under the laws of the Cayman Islands (“SH Sagamore”).

The principal occupation of Scott D. Ferguson is to serve as the managing partner of Sachem Head and the managing member of SH Management and Sachem Head GP.

(d) , (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP NO. 12508E101	SCHEDULE 13D	Page 7 of 10

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Sachem Head advises the accounts of SH, SH II and SH Sagamore (collectively, the “Sachem Head Funds”). Sachem Head purchased for the accounts of the Sachem Head Funds for total consideration (including brokerage commissions) of $226,911,506, the following securities: (i) an aggregate of 7,700,000 shares of Common Stock, (ii) physically-settled total return swaps in respect of 4,947,333 notional shares of Common Stock and (iii) cash-settled total return swaps in respect of 3,152,667 notional shares of Common Stock. The source of funding for such transactions was derived from the respective capital of the Sachem Head Funds.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons believe that the Issuer’s Common Stock is undervalued and is an attractive investment.

The Reporting Persons intend to engage in discussions with the Issuer, management, the board of directors, other stockholders and other persons that may relate to governance and board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and the future of the Issuer. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including but not limited to, solicitation of proxies, and may discuss such actions with the Issuer, management, the board of directors, other stockholders and other persons.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of the Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) , (b) Based upon the Issuer’s report on Form 8-K filed on October 1, 2014, there were approximately 160,500,000 shares of the Common Stock outstanding as of September 29, 2014.

Based on the foregoing, the 12,647,333 shares of the Common Stock (which includes 4,947,333 notional shares of the Common Stock underlying physically-settled total return swaps) (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 7.88% of the shares of the Common Stock issued and outstanding.

Sachem Head, as the investment adviser to the Sachem Head Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Sachem Head, SH Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of SH, SH II and SH Sagamore, Sachem Head GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. By virtue of Scott D. Ferguson’s position as the managing partner of Sachem Head and the managing member of SH Management and

CUSIP NO. 12508E101	SCHEDULE 13D	Page 8 of 10

Sachem Head GP, Scott D. Ferguson may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, Scott D. Ferguson may be deemed to be the beneficial owner of the Subject Shares.

As of the date hereof, none of the Reporting Persons own any shares of the Common Stock other than the Subject Shares covered in this Statement.

(c) Exhibit 99.2, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of Common Stock, swaps and options that were effected in the past sixty days by the Reporting Persons for the benefit of the Sachem Head Funds. Except as set forth in Exhibit 99.2 attached hereto, within the last 60 days, no reportable transactions were effected by any Reporting Person.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D, except that dividends from, and proceeds from the sale of, the shares of the Common Stock held for the accounts managed by Sachem Head may be delivered to such accounts.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Sachem Head Funds have entered into certain cash-settled total return swaps. Under the terms of the cash-settled total return swaps (i) the Sachem Head Funds will be obligated to pay to the counterparty any negative price performance, as determined under the terms of such cash-settled total return swaps, in respect of the 3,152,667 notional shares of Common Stock subject to such cash-settled total return swaps, plus interest at the rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay to the Sachem Head Funds any positive price performance, as determined under the terms of such cash-settled total return swaps, in respect of the 3,152,667 notional shares of Common Stock subject to such cash-settled total return swaps. Any dividends paid by the Issuer on the number of shares of notional Common Stock subject to such cash-settled total return swaps during the terms of the cash-settled total return swaps will be paid to the Sachem Head Funds. The Sachem Head Funds’ counterparties for the swaps are entities related to Nomura International plc.

The cash-settled total return swaps do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares of Common Stock that may be referenced in such contracts or shares of Common Stock or other securities or financial instruments that may be held from time to time by any counterparty to such contracts.

The Sachem Head Funds also have entered into physically-settled total return swaps with respect to 4,947,333 notional shares of Common Stock. The physically-settled total return swaps may be settled in cash under certain circumstances. None of the physically-settled total return swaps give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Please refer to Exhibit 99.2 for additional information.

The Sachem Head Funds may, from time to time, enter into and dispose of swaps, options or other derivative transactions with one or more counterparties that are based upon the value of shares of the Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of the Common Stock.

Each of the Reporting Persons disclaims beneficial ownership of any securities held by any of the limited partners or investors in the Sachem Head Funds.

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1	Joint Filing Agreement, dated as of October 27, 2014, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.

Exhibit 99.2	Trading data.

CUSIP NO. 12508E101	SCHEDULE 13D	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2014

SACHEM HEAD CAPITAL MANAGEMENT LP

By:	Uncas GP LLC,

its General Partner

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

UNCAS GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

SACHEM HEAD GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

/s/ Scott D. Ferguson
Scott D. Ferguson

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of October 27, 2014, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.

Exhibit 99.2	Trading data.